"Marilyn Exposed" is now live on Wefunder!



Cornell Christianson <cornellchristianson@gmail.com> Fri, Nov 15, 2024, 2:07 PM

to Sean, Amy

Sean and Amy Silva,

We need your help. We need you to reserve $100 to invest in the Off-Broadway production of "Marilyn Exposed" to open this spring. Or refer this to someone.

This is just a reservation, your credit card won't be charged until we get $50,000 reserved. Then we go public to the millions of Wefunder investors, we only need $75,000 to open the show. We already have $10,000 and we expect to get most of the rest from our Associate Producers, but your reservation matters. This is for future equity, you will own part of the musical then.

See our Campaign Page here on Wefunder, see the videos and make your reservation:

https://wefunder.com/marilynexposedproductionsllc

"Marilyn Exposed" will vindicate Marilyn Monroe who did not commit suicide, we have the evidence and it is presented with great song and dance numbers from Broadway composers.

Please help this cause --Cornell Christianson 310-985-1024

Legal notice:

Marilyn Exposed Productions LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.